This announcement does not constitute an offer for ordinary shares and/or global depository receipts in the capital of Zentiva. No offer is extended to the United States, Canada, Japan or to other jurisdictions where such extension would constitute a violation of the laws of that jurisdiction.

Publication of Sanofi-Aventis Europe’s

Offer of CzK 1,050 in cash per Share for

Zentiva NV

Paris, France—July 11, 2008—Sanofi-aventis announces the opening today of the Offer by its wholly-owned subsidiary Sanofi-Aventis Europe to acquire all issued ordinary shares (including shares held in the form of GDSs) of Zentiva N.V.

The offer price of CZK 1,050 per share represents a 14.6% premium over Zentiva’s April 30, 2008 closing price of CZK 916.60, the last day before PPF Group N.V. made an announcement of its intended cash offer for Zentiva.

The Offer is open for a period of 10 weeks ending September 19, 2008, which may be extended, subject to the agreement of the Czech National Bank, if additional time is required to meet the Offer conditions.

As announced in the June 18, 2008 press release, the Offer is subject to customary offer conditions, such as the obtaining of the required clearances from competition authorities.

The Offer is also subject to a minimum tender condition of 10,339,203 shares (including shares held in the form of GDSs) such that upon closing of the Offer Sanofi-Aventis Europe would hold over 50.0% of Zentiva’s fully diluted share capital and voting rights as calculated by aggregating (i) shares already held by Sanofi-Aventis Europe prior to the Offer with (ii) Zentiva securities tendered in the Offer and not validly withdrawn. Sanofi-Aventis Europe currently holds 9.5 million shares, representing approximately 24.88% of Zentiva’s share capital and voting rights on an undiluted basis.

The sanofi-aventis Group is already established in the various markets where Zentiva operates and is convinced that the intended acquisition of the control of Zentiva carries a strong strategic rationale.

Full details of the Offer’s terms and conditions are set out in an Offer Memorandum, which can be found on a dedicated page of the web site www.sanofi-aventis.com. This announcement contains selected, condensed information regarding the Offer and is not a substitute for the Offer Memorandum.

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE : SNY).

Forward-looking statements

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